UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Schedule 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) Under the Securities Exchange Act of 1934
INNOCOLL AG (Name of Issuer)

American Depositary Shares, each
representing 1/13.25 of an Ordinary Share
Ordinary Shares, €1.00 nominal value per share
(Title of Class of Securities)

45780Q103
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100

with copy to:

Christian O. Nagler, Esq.
Andrew M. Herman, Esq.
Kirkland and Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 2 of 24 Pages

CUSIP No. 45780Q103	13D	Page 3 of 23 Pages

1		NAME OF REPORTING PERSON
Cam Investment Cayman Holdings L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,172.30 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,172.30
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
368,172.30
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.52% (2)
14		TYPE OF REPORTING PERSON
PN

Page 3 of 24 Pages

CUSIP No. 45780Q103	13D	Page 4 of 23 Pages

(1)
Consists of 277,083 Ordinary Shares, 20,964.30 Ordinary Shares underlying the ADSs, and 70,125 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

(2)
Calculated based on 1,495,090 Ordinary Shares and 70,125 Ordinary Shares assuming exercise of the options (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

Page 4 of 24 Pages

CUSIP No. 45780Q103	13D	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON
Cam Investment Cayman Holding GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,172.30 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,172.30
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
368,172.30
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.52% (2)
14		TYPE OF REPORTING PERSON
CO

Page 5 of 24 Pages

CUSIP No. 45780Q103	13D	Page 6 of 23 Pages

(1)
Consists of 277,083 Ordinary Shares, 20,964.30 Ordinary Shares underlying the ADSs, and 70,125 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

(2)
Calculated based on 1,495,090 Ordinary Shares and 70,125 Ordinary Shares assuming exercise of the options (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

Page 6 of 24 Pages

CUSIP No. 45780Q103	13D	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON
Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,172.30 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,172.30
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
368,172.30
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.52% (2)
14		TYPE OF REPORTING PERSON
OO

Page 7 of 24 Pages

CUSIP No. 45780Q103	13D	Page 8 of 21 Pages

(1)
Consists of 277,083 Ordinary Shares, 20,964.30 Ordinary Shares underlying the ADSs, and 70,125 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

(2)
Calculated based on 1,495,090 Ordinary Shares and 70,125 Ordinary Shares assuming exercise of the options (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

Page 8 of 24 Pages

CUSIP No. 45780Q103	13D	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON
Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,172.30 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,172.30
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
368,172.30
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.52% (2)
14		TYPE OF REPORTING PERSON
PN

Page 9 of 24 Pages

CUSIP No. 45780Q103	13D	Page 10 of 23 Pages

(1)
Consists of 277,083 Ordinary Shares, 20,964.30 Ordinary Shares underlying the ADSs, and 70,125 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

(2)
Calculated based on 1,495,090 Ordinary Shares and 70,125 Ordinary Shares assuming exercise of the options (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

Page 10 of 24 Pages

CUSIP No. 45780Q103	13D	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON
FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,172.30 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,172.30
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
368,172.30
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.52% (2)
14		TYPE OF REPORTING PERSON
CO

Page 11 of 24 Pages

CUSIP No. 45780Q103	13D	Page 12 of 23 Pages

(1)
Consists of 277,083 Ordinary Shares, 20,964.30 Ordinary Shares underlying the ADSs, and 70,125 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

(2)
Calculated based on 1,495,090 Ordinary Shares and 70,125 Ordinary Shares assuming exercise of the options (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

Page 12 of 24 Pages

CUSIP No. 45780Q103	13D	Page 13 of 23 Pages

1	NAME OF REPORTING PERSON
FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,172.30 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,172.30
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
368,172.30
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.52% (2)
14		TYPE OF REPORTING PERSON
OO

Page 13 of 24 Pages

CUSIP No. 45780Q103	13D	Page 14 of 23 Pages

(1)
Consists of 277,083 Ordinary Shares, 20,964.30 Ordinary Shares underlying the ADSs, and 70,125 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

(2)
Calculated based on 1,495,090 Ordinary Shares and 70,125 Ordinary Shares assuming exercise of the options (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

Page 14 of 24 Pages

CUSIP No. 45780Q103	13D	Page 15 of 23 Pages

1	NAME OF REPORTING PERSON
Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,172.30 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,172.30
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
368,172.30
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.52% (2)
14		TYPE OF REPORTING PERSON
OO

Page 15 of 24 Pages

CUSIP No. 45780Q103	13D	Page 16 of 23 Pages

(1)
Consists of 277,083 Ordinary Shares, 20,964.30 Ordinary Shares underlying the ADSs, and 70,125 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

(2)
Calculated based on 1,495,090 Ordinary Shares and 70,125 Ordinary Shares assuming exercise of the options (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014.

Page 16 of 24 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of American Depositary Shares (“ADSs”), each representing 1/13.25 of an Ordinary Share, €1.00 nominal value per share (the “Ordinary Shares”) of Innocoll AG, a German corporation (the “Issuer”). The principal executive offices of the Issuer are located at: Midlands Innovation and Research Centre, Dublin Road, Athlone, County Westmeath, Ireland.

Item 2.	Identity and Background.

(a)

i.	Cam Investment Cayman Holdings L.P. ("Cam Investment"), a Cayman Islands limited partnership, directly holds securities of the Issuer.

ii.
The general partner of Cam Investment Cayman Holdings L.P. is Cam Investment Cayman Holdings GP Inc.  FCOF II Europe UB Securities Limited (“FCOF II Limited”), FTS SIP (Europe) Limited (“FTS SIP Limited”), FCO MA II Europe UB Securities Limited (“MA II Limited”), FCO Europe MA LSS Limited (“LSS Limited”), FGO (Yen) Investments Limited (“FGO Yen Limited”) and FCO Europe MA ML Limited (“MA ML Limited”) collectively hold a 100% interest in Cam Investment Cayman Holdings L.P. and its general partner Cam Investment Cayman Holdings GP Inc.  FCOF II UB Securities LLC (“FCOF II UB Securities”) holds a 70% interest in FCOF II Limited. Fortress Credit Opportunities Fund II (A) LP (“FCOF II A”), FCOF II UB Holdings Ltd. (“UB Holdings”) and Fortress Credit Opportunities Fund II (E) LP (“FCOF II E”) collectively hold a 100% interest in FCOF II UB Securities.  FCOF II BCD Holdings LLC (“BCD Holdings”) holds a 100% interest in UB Holdings.  Fortress Credit Opportunities Fund II (B) LP (“FCOF II B”), Fortress Credit Opportunities Fund II (C) L.P. (“FCOF II C”) and Fortress Credit Opportunities Fund II (D) L.P. (“FCOF II D”) collectively hold a 100% interest in BCD Holdings.  FCO Fund II GP LLC (“FCO II GP”) is the general partner for each of FCOF II A, FCOF II B, FCOF II C, FCOF II D and FCOF II E.  Fortress Credit Opportunities Advisors LLC (“FCO Advisors”) is the investment advisor for each of FCOF II A, FCOF II B, FCOF II C, FCOF II D and FCOF II E. FTS SIP L.P. (“FTS SIP”) holds a 70% interest in FTS SIP Limited. FCO MA GP LLC (“FCO MA GP”) is the general partner of FTS SIP.  Fortress Credit Opportunities MA Advisors LLC (“FCO MA Advisors”) is the investment advisor for FTS SIP. FCO MA II UB Securities LLC (“FCO MA II UB Securities”) holds a 70% interest in MA II Limited.  FCO MA II LP (“FCO MA II”) holds a 100% interest in FCO MA II UB Securities. FCO MA II GP LLC (“FCO MA II GP”) is the general partner of FCO MA II. Fortress Credit Opportunities MA II Advisors LLC (“FCO MA II Advisors”) is the investment advisor for FCO MA II.  FCO MA LSS LP (“FCO MA LSS”) holds a 70% interest in LSS Limited.  FCO MA LSS GP LLC (“FCO MA LSS GP”) is the general partner of FCO MA LSS.  FCO MA LSS Advisors LLC (“FCO MA LSS Advisors”) is the investment advisor for FCO MA LSS.  Fortress Global Opportunities (Yen) Fund L.P. (“FGO Yen”) holds a 70% interest in FGO Yen Limited.  FGO (Yen) GP LLC (“FGO Yen GP”) is the general partner of FGO Yen. Fortress Global Opportunities (Yen) Advisors LLC (“FGO Yen Advisors”) is the investment advisor for FGO Yen.  FCO MA Maple Leaf LP (“FCO MAPLE LEAF”) holds a 70% interest in MA ML Limited.  FCO MA MAPLE LEAF GP LLC (“FCO MAPLE LEAF GP”) is the general partner of FCO MAPLE LEAF.

Page 17 of 24 Pages

Fortress Credit Opportunities MA MAPLE LEAF Advisors LLC (“FCO MAPLE LEAF Advisors”) is the investment advisor for FCO MAPLE LEAF.  Hybrid GP Holdings LLC (“Hybrid GP Holdings”) holds a 100% interest in each of FCO II GP, FCO MA GP, FCO MA II GP, FCO MA LSS GP, FGO Yen GP and FCO MAPLE LEAF GP.  Fortress Operating Entity I LP (“FOE I”) is the sole managing member of Hybrid GP Holdings.  FIG LLC (“FIG”) holds a 100% interest in FCO Advisors, FCO MA Advisors, FCO MA II Advisors, FCO MA LSS Advisors, FGO Yen Advisors and FCO MAPLE LEAF Advisors.  FOE I is the sole managing member of FIG.  FIG Corp. is the general partner of FOE I.  FIG Corp. is wholly-owned by Fortress Investment Group LLC.

Cam Investment, Cam Investment Cayman Holdings GP Inc., Hybrid GP Holdings, FOE I, FIG Corp., FIG and Fortress Investment Group LLC are referred to as the "Reporting Persons".

(b)
The principal business address of Cam Investment and Cam Investment Cayman Holdings GP Inc. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  The principal business address for Hybrid GP Holdings, FOE I, FIG Corp., FIG and Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

(c)
The principal business of each of the Reporting Persons is making securities, real estate and other asset-based investments. Set forth on Annex A attached hereto is a listing of the directors and executive officers of the Reporting Persons and the business address and present principal occupation of each, which is incorporated herein by reference.

(d)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 30, 2014, Cam Investment purchased an aggregate of 277,777 ADSs of the Issuer in its IPO at a price of $9 per share.  Cam Investment obtained the funds used to acquire the IPO Shares from capital contributions from controlled affiliates of its affiliate, Fortress Investment Group LLC.  As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own 368,172.30  Ordinary Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities of the Issuer for investment purposes.  Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Ordinary Shares or other related rights or instruments including ADSs of the Issuer and/or retain and/or sell all or a portion of such shares in the open market or in privately negotiated transactions, and/or may distribute Ordinary Shares or other related rights or instruments including ADSs to their affiliates.  Any actions the

Page 18 of 24 Pages

Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of Ordinary Shares or other related rights or instruments including ADSs of the Issuer, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities and other future developments.  Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own 368,172.30 Ordinary Shares of the Issuer, which represents approximately 23.52% of the outstanding shares of the Issuer’s Ordinary Shares.

(b) The Reporting Persons have sole voting and dispositive power with respect to the shares of Issuer’s Ordinary Shares held by the Reporting Persons. However, we note that Cam Investment has entered into the Supervisory Board Member Nomination and Voting Agreement (the “Voting Agreement”), dated July 24, 2014, by and among the Issuer, Sofinnova Venture Partners VIII, L.P. (“Sofinnova”) and certain shareholders of the Issuer (which includes Cam Investment).  Pursuant to the Voting Agreement, Sofinnova has a right to nominate one member for appointment to the Supervisory Board of the Issuer, subject to the approval of the Issuer’s Supervisory Board and its shareholders.  Each of the certain shareholders who signed the Voting Agreement agreed to vote their shares in favor of the nominee designated by Sofinnova.

(c) On July 30, 2014, Cam Investment purchased 277,777 ADSs in the IPO, pursuant to which the Issuer sold 6,500,000 ADSs to the underwriters of the IPO, Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC, at a price of $9 per ADS.

(d) By virtue of their positions and interests in the entities described in Item 2(a)(ii) above, each entity described in Item 2(a)(ii) may be deemed to hold voting and investment control over Cam Investment and may have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Ordinary Shares beneficially owned by the Reporting Persons.

Although Fortress Investment Group, LLC is a publicly-held company, Peter L. Briger, Jr. and Constantine M. Dakolias, by virtue of their positions as Co-Chief Investment Officers of the Credit Funds at Fortress Investment Group, LLC, may be deemed to be the natural persons that hold voting and investment control over the Ordinary Shares held of record by Cam Investment, and may have the right to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Ordinary Shares beneficially owned by the Reporting Persons.  Each of Messrs. Briger and Dakolias disclaims beneficial ownership of such Ordinary Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.  By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.

In connection with the Cam Investment’s purchase of the Ordinary Shares, Cam Investment entered into the Voting Agreement regarding the election of a representative of Sofinnova to the Supervisory Board of the Issuer.  Such Voting Agreement automatically terminates upon the election of

Page 19 of 24 Pages

the Sofinnova representative to the Supervisory Board of Issuer.  The Voting Agreement is more fully described in the Prospectus and such description is incorporated herein by reference.  For further information, see the Form of Voting Agreement filed herewith as Exhibit 99.2.

As disclosed above and in the Prospectus, in connection with pre-IPO financings, the Reporting Persons have the right to receive Ordinary Shares in connection with anti-dilution provisions in the relevant financings.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of August 11, 2014
Exhibit 99.2
Form of Supervisory Board Member Nomination and Voting Agreement, dated July 24, 2014, by and between Innocoll AG, and Cam Investment Cayman Holdings, L.P., incorporated by reference to the F-1 registration statement (Registration No. 333-196910) of Innocoll AG filed with the Securities and Exchange Commission on July 24, 2014

Page 20 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2014

CAM INVESTMENT CAYMAN HOLDINGS L.P.

By:	Cam Investment Cayman Holdings GP Inc., its General Partner

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

CAM INVESTMENT CAYMAN HOLDINGS GP INC.

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

HYBRID GP HOLDINGS LLC

By:	Fortress Operating Entity I LP, its sole managing member

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Page 21 of 24 Pages

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FIG CORP.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Page 22 of 24 Pages

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of August 11, 2014
Exhibit 99.2
Form of Supervisory Board Member Nomination and Voting Agreement, dated July 24, 2014, by and between Innocoll AG, and Cam Investment Cayman Holdings, L.P., incorporated by reference to the F-1 registration statement (Registration No. 333-196910) of Innocoll AG filed with the Securities and Exchange Commission on July 24, 2014

Page 23 of 24 Pages

ANNEX A

Cam Investment Cayman Holdings L.P. does not have any Directors or Officers.

Directors and Officers of Cam Investment Cayman Holdings GP Inc.:

Business Address: c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Name:	Principal Occupation
Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
Justin Klein	Chief Financial Officer
Jennifer Sorkin	Treasurer
James K. Noble III	Secretary, Director
Megan E. Johnson	Assistant Secretary
Jason A. Cohen	Assistant Secretary
Jason Meyer	Authorized Signatory
Scott Silvers	Authorized Signatory
Daniel N. Bass	Authorized Signatory
David N. Brooks	Authorized Signatory

Directors and Officers of Fortress Investment Group LLC, FIG LLC, FIG Corp. and Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Michael E. Novogratz	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Hybrid GP Holdings LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation
Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
Daniel N. Bass	Treasurer
James K. Noble III	Secretary
David N. Brooks	Authorized Signatory

Page 24 of 24 Pages